FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

October 15, 2004

Commission File Number [            ]

Telefónica Móviles, S.A.

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc.

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒        Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐        No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐        No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐        No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Telefónica Móviles submits Presentation regarding the acquisition of BellSouth’s cellular operators in

Ecuador, Guatemala and Panama.

Acquisition of BS wireless properties in Latin America: Back –up information

October 14 2004

Back –up information

The Ecuadorian wireless market

Population

13.2 MM inhabitants (2003)

GDP per capita

2,180US$ (2003)

Competitors

Porta Conecel (controlled by AMX). Started operations in Dec.93. Uses AMPS, TDMA-800 & GSM-800

Telecsa-Alegro (50% Pacifictel; 50% Andinatel) Started operations in Dec. 2003 Uses CDMA-1900

OTECEL

Shareholders: TEM (100%)

Consolidation method: Full consolidation Started operations in June 94.

Uses AMPS, TDMA-800 & CDMA-800

Key operating and financial metrics	2003(1)	1H04(2)
Total market wireless penetration (E)	18%
Wireless customers (000)	816	1,041
Contract (%)	25%	21%
Prepaid (%)	75%	79%
Net adds (000)	187	225
Figures in US$ (MM)
Operating revenues	293	152
Service revenues	262	140
Handset sales	31	12
EBITDA (Operating income+D&A)	91	37
EBITDA margin	31%	24%
Capex	39	9
EBITDA-Capex	52	28

Telefónica Móviles, S.A.

1 Fiscal year ended on November 30th, 2003.

2 First half ended on May 31st, 2004.

2

Back –up information

The Panamanian wireless market

Population

3.1 MM inhabitants (2003)

GDP per capita

3,906US$ (2003)

Competitors

Cable &Wireless (49% C&W; 49% State of Panama; 2% others). Started operations in Jan. 98 Uses TDMA-800 & GSM-800

Bell South Panama

Shareholders: TEM* (43.7%); Multiholding* (56.3%) Consolidation method: Full consolidation Started operations in June 96 Uses TDMA-800 & CDMA-800

Key operating and financial metrics	2003(1)	1H04(2)
Total market wireless penetration (E)	27%
Wireless customers (000)	420.3		502.9
Contract (%)	11%		11%
Prepaid (%)	89%		89%
Net adds (000)	85.6		82.6
Figures in US$ (MM)
Operating revenues	129		73
Service revenues	123		68
Handset sales	7		5
EBITDA (Operating income+D&A)	74		35
EBITDA margin	57%		49%
Capex	5		3
EBITDA-Capex	69		32
Exchange rate applied:	1US$= 1Balboa	1US$	= 1Balboa

* TEM to increase its stake to 100% in the short term.

1 Fiscal year ended on November 30th, 2003.

2 First half ended on May 31st, 2004.

3

The Guatemalan wireless market

Population

11.5 MM inhabitants (2003)

GDP per capita

1,930US$ (2003)

Competitors

TEM

Sercom/PCS (controlled by AMX).

Started operations in Nov. 98. Uses CDMA, GSM

Comcell (controlled by Millicom).

Started operations in Sep. 90. Uses TDMA, GSM

Bell South Guatemala

Shareholders: TEM* (60%); Multiholding* (40%) Consolidation method: Full consolidation Started operations in Oct 2000.

Uses CDMA-1900

Key operating and financial metrics	2003(1)	1H04(2)
Total market wireless penetration (E)	16%
Wireless customers (000)	252.3		329.0
Contract (%)	34%		37%
Prepaid (%)	66%		63%
Net adds (000)	59.5		76.8
Figures in US$ (MM)
Operating revenues	60		40
Service revenues	53		35
Handset sales	7		5
EBITDA (Operating income+D&A)	15		7
EBITDA margin	24%		18%
Capex	17		5
EBITDA-Capex	-3		2
Exchange rate applied:	1US$= 8.1Quetzales	1US$	=7.9 Quetzales
Combined figures (TEM Guatemala + BS Guatemala)
Wireless customers (000)	409		567

* TEM to increase its stake to 100% in the short term.

1 Fiscal year ended on November 30th, 2003.

2 First half ended on May 31st, 2004.

4

Telefonica

Moviles

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A.

Date: October 15, 2004	By:	/s/ Antonio Hornedo Muguiro
	Name:	Antonio Hornedo Muguiro
	Title:	General Counsel